UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)
Reinhold Industries, Inc.
(Name of Issuer) Common Stock, par value $0.01 per share
(Title of Class of Securities) 75935A 10 9

(CUSIP Number)

Jonathan F. Boucher

President

Reinhold Acquisition Corp.

c/o The Jordan Company, L.P.

767 Fifth Avenue

New York, NY 10153

(212) 572-0800

With a copy to:

James B. Carlson

Mayer, Brown, Rowe & Maw LLP

1675 Broadway

New York, NY 10019

(212) 506-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) January 5, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 75935A 10 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Reinhold Acquisition Corp. I.R.S. Identification No. 20-8005711

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,078,455 shares
8	SHARED VOTING POWER -0-
9	SOLE DISPOSITIVE POWER 3,078,455 shares
10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,078,455 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
93.5%(1)

14	TYPE OF REPORTING PERSON
CO

 (1)  The calculation of this percentage is based on the 3,292,105 Class A common shares of Reinhold Industries (as defined below) outstanding as of November 2, 2006, as represented by Reinhold Industries in the Merger Agreement (as defined in the reporting persons’ initial Schedule 13D).

CUSIP NO.: 75935A 10 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Reinhold Holdings, Inc. I.R.S. Identification No. 20-8005591

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,078,455 shares
8	SHARED VOTING POWER -0-
9	SOLE DISPOSITIVE POWER 3,078,455 shares
10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,078,455 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
93.5%(1)

14	TYPE OF REPORTING PERSON
HC

(1)  The calculation of this percentage is based on the 3,292,105 Class A common shares of Reinhold Industries (as defined below) outstanding as of November 2, 2006, as represented by Reinhold Industries in the Merger Agreement (as defined in the reporting persons’ initial Schedule 13D).

Introductory Statement

This Amendment No. 2 to Schedule 13D supplements and amends the Schedule 13D of Reinhold Holdings, Inc., a Delaware corporation (“Parent”), and Reinhold Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Parent, originally filed on November 11, 2006, as amended by Amendment No. 1 filed on December 12, 2006, with respect to the Class A Common Stock, par value $.01 per share (the “Common Stock”), of Reinhold Industries, Inc., a Delaware corporation (“Reinhold Industries”).  Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the initial Schedule 13D.

Item 4.  Purpose of the Transaction

Item 4 of the Schedule 13D, as amended, is hereby amended and supplemented to read as follows:

The tender offer’s subsequent offering period expired at 12:00 midnight New York City time, on January 9, 2007.  On January 10, 2007, Reinhold Industries and Purchaser issued a joint press release announcing that based on information from the depositary for the tender offer, 3,078,455 shares of Common Stock, representing approximately 93.5% of all outstanding shares, had been validly tendered into the offer as of the expiration time.  Purchaser has accepted for purchase all shares validly tendered in both the initial offering period and the subsequent offering period at the offer price of $12.50 per share in cash, less any required withholding of taxes and without the payment of interest.  Payment for shares validly tendered and accepted has been or will be promptly made.

Reinhold Industries and Purchaser also announced that Purchaser, as the owner of at least 90% of outstanding shares of Reinhold Industries’ Common Stock, will promptly effect a short-form merger with and into Reinhold Industries under Delaware law by filing a Certificate of Ownership and Merger with the Secretary of State of the State of Delaware.  As a result of the merger, Reinhold Industries will become a wholly-owned subsidiary of Parent.

All outstanding shares of Reinhold Industries that were not tendered during the original offering period or the subsequent offering period will, as a result of the merger, be converted into the right to receive $12.50 in cash, less any required withholding of taxes and without the payment of interest, subject to shareholders’ dissenters’ rights under Delaware law and the terms and conditions of the Agreement and Plan of Merger, dated November 2, 2006, among Reinhold Industries, Purchaser and Parent.

Immediately following the merger, Reinhold Industries will file a Form 15 and Form 25 with the Securities and Exchange Commission, thereby terminating its reporting obligations and status as a public company.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D, as amended, is hereby amended and supplemented to read as follows:

(a) and (b)

During the subsequent offering period, based on information from the depositary for the tender offer, an additional 696,862 shares of Common Stock were validly tendered and promptly accepted by Purchaser for payment.  As a result the aggregate number of shares acquired by Purchaser in the initial offering period and the subsequent offering period increased to 3,078,455, representing approximately 93.5% of all outstanding shares.

Parent and Purchaser have the power to vote or direct the voting, and to dispose or direct the disposition of all of the shares of Common Stock they beneficially own.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 10, 2007

REINHOLD ACQUISITION CORP.

	By:	/s/ Jonathan F. Boucher
	By:	Jonathan F. Boucher
	Title:	President

REINHOLD HOLDINGS, INC.

	By:	/s/ Jonathan F. Boucher
	By:	Jonathan F. Boucher
	Title:	President